Exhibit 16.1

May 11, 2026

Office of the Chief Accountant Securities and Exchange Commission 100 F Street, NE

Washington, DC 20549

Re:	BlueOne Technologies, Inc.
File Reference No. 000-56060

We were previously the independent registered public accounting firm for BlueOne Technologies, Inc. and under the date of August 27, 2025, we reported on the financial statements of BlueOne Technologies, Inc. as of March 31, 2025 and 2024 and for each of the two years in the period ended March 31, 2025.

Effective May 11, 2026, we were dismissed as the independent registered public accounting firm. We have read BlueOne Technologies, Inc.’s disclosures included in Item 4.01 "Changes in Registrant's Certifying Accountant" on BlueOne Technologies Inc.'s Form 8-K dated May 11, 2026 to be filed with the Securities and Exchange Commission and we agree with such statements as they pertain to Salberg & Company, P.A.

Very truly yours,

SALBERG & COMPANY, P.A.